Direct Line: (212) 859-8735
Fax: (212) 859-4000 michael.levitt@friedfrank.com
January 14, 2010

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation, et al.
Form S-4/A filed January 4, 2010
File No. 333-162784

Dear Mr. Ingram:

This letter sets forth the response of Pregis Corporation (the “Company” or “Pregis”) to the comment letter, dated January 13, 2010, of the staff of the Division of Corporation Finance (the “Staff”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 2 to the Registration Statement on Form S-4 of the Company and the additional registrant guarantors named therein (the “Amended Registration Statement”). This letter is being filed with the Amended Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-2

Item 5.1 – Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

1. Please have counsel revise the last sentence of the penultimate paragraph on page 4 to account for the re-filing of exhibit 5.2 with your last amendment.

Response:

Fried, Frank, Harris, Shriver & Jacobson LLP has revised its opinion in response to the Staff’s comment. See page 4 of Exhibit 5.1.

Supplemental Letter

2. The supplemental letter should be issued on behalf of each of the co-registrants. Please revise the supplemental letter accordingly.

Response:

The Company has revised the supplemental letter in response to the Staff’s comment, and has submitted the revised letter to the Staff on a supplemental basis. The revised letter is attached as Exhibit A hereto.

3. Please represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you, your guarantor subsidiaries, or an affiliate of either you or your guarantor subsidiaries to distribute the Exchange Notes.

Response:

The Company has revised the supplemental letter in response to the Staff’s comment, and has submitted the revised letter to the Staff on a supplemental basis. The revised letter is attached as Exhibit A hereto. Additionally, the Company has revised the form of letter of transmittal for the exchange offer in response to the Staff’s comment. See clause (ii) of the third full paragraph on page 5 of Exhibit 99.1 to the Amended Registration Statement.

4. Please remove the word “secondary” from the phrase “secondary resale transaction” in the second paragraph on page one.

Response:

The Company has revised the supplemental letter in response to the Staff’s comment, and has submitted the revised letter to the Staff on a supplemental basis. The revised letter is attached as Exhibit A hereto.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:	Hagen J. Ganem (Securities and Exchange Commission)
Michael T. McDonnell (Pregis Corporation)
D. Keith LaVanway (Pregis Corporation)
Brent Zachary (Pregis Corporation)

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Exhibit A

Pregis Corporation

Pregis Holding II Corporation

Pregis Management Corporation

Pregis Innovative Packaging Inc.

Hexacomb Corporation

c/o Pregis Corporation

1650 Lake Cook Road, Suite 400

Deerfield, IL 60015

January 14, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 of Pregis Corporation, a Delaware corporation (the “Company”) and the additional registrant guarantors named therein (the “Guarantors”) filed on October 30, 2009 (as amended from time to time, the “Registration Statement”), relating to the proposed exchange of up to €125,000,000 aggregate principal amount of newly issued second priority senior secured floating rate notes due 2013, which will be registered under the Securities Act of 1933, as amended (the “Exchange Notes”) of the Company for a like principal amount of the Company’s issued and outstanding unregistered second priority senior secured floating rate notes due 2013 (the “Outstanding Notes”), pursuant to the terms of a Registration Rights Agreement, dated October 5, 2009, which the Company and the Guarantors entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes.

Please be advised that the Company and the Guarantors are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993). In addition, the Company and the Guarantors hereby represent that none of them have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital

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Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a resale transaction. The Company and the Guarantors acknowledge that such a resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

Furthermore, the Company and the Guarantors hereby represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company, the Guarantors, or an affiliate of the Company or any of the Guarantors to distribute the Exchange Notes.

The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Michael Levitt (212-859-8735) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.

[Signature page follows]

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Very truly yours,

PREGIS CORPORATION

PREGIS HOLDING II CORPORATION

PREGIS MANAGEMENT CORPORATION

PREGIS INNOVATIVE PACKAGING INC.

HEXACOMB CORPORATION

By:	/s/ D. Keith LaVanway
	Name:	D. Keith LaVanway
	Title:	Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Michael Levitt, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

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